

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 9, 2006

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(b) On February 9, 2006, the Board of Directors of The Dow Chemical Company (the "Company") nominated a slate of Directors for election at the Annual Meeting of Stockholders to be held on May 11, 2006. The slate reflected the decision of J. Michael Cook, a current Director of the Company, not to stand for re-election. His term will expire on May 11, 2006.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 15, 2006   THE DOW CHEMICAL COMPANY

                                   By: /S/ FRANK H. BROD
                                       Name: Frank H. Brod
                                   Title: Corporate Vice President
                                          and Controller